A123 Systems, Inc.
200 West Street
Waltham, MA 02451
617.778.5700

June 22, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:        Amanda Ravitz

Mary Beth Breslin

Joseph McCann

Re:          A123 Systems, Inc.

Post-Effective Amendment No. 1 to Form S-3

Filed May 31, 2012

File No. 333-173122

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), submitted herewith for filing is Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).  The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated June 20, 2012 (the “Letter”), from Amanda Ravitz of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David P. Vieau, Chief Executive Officer of A123.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  The Company has, in some cases, responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2 to the Registration Statement.

General

1.                                       Please supplementally discuss the timing and circumstances of your filing of this post-effective amendment, in light of the guidance set forth in Compliance and Disclosure Interpretations, Securities Act Rules, Question 198.06.  Please also tell us whether you have made any sales pursuant to this registration statement since the filing of your Form 10-K.

Response:

The Company confirms for the Staff that no sales have been made pursuant to the ASR following the filing of the 10-K.

The Company’s acknowledges the Staff’s comment and informs the Staff that it considered the guidance set forth in Compliance and Disclosure Interpretations, Securities Act Rules, Question 198.06 (the “CDI”).  Prior to filing its 10-K for the fiscal year ended December 31, 2011 (the “10-K”), the Company was aware that it would no longer be a well-known seasoned issuer at the time of such filing.  Therefore, the Company analyzed the need to continue to offer and sell securities off of its automatic shelf registration statement (the “ASR”) pending the effectiveness of a post-effective amendment it would be required to file in order to convert the registration statement from an automatic shelf registration statement on Form S-3 filed in reliance on General Instruction I.D to a non-automatic shelf registration statement on Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2.  At such time, the Company analyzed its short term financing needs as well as the proposed structure of any anticipated financings.  The Company concluded that it would not need to offer and sell securities using the ASR from the time of the filing of the 10-K until the Company exercised its first “put right” pursuant to the registered direct offering it closed in January, 2012.  This first put right would be exercisable no earlier than June 18, 2012.  Consequently, the Company chose not to file a post-effective amendment to the ASR, as contemplated by the CDI, prior to filing the 10-K.  The Company was, however, planning to file the amendment that is the subject of this Letter (“Amendment No. 1”) promptly following the filing of the 10-K.

Shortly following the filing of the 10-K, as previously publicly disclosed, the Company became aware of problems with prismatic cells produced at one of its manufacturing facilities and launched a field campaign to replace battery modules and packs produced at that facility.  During this time, management evaluated the impact of the field campaign on the financial statements, including the impact on the Company’s liquidity and the related disclosures contained in the audited financial statements.  This assessment took several weeks.  After the assessment was completed, the Company filed a Current Report on Form 8-K which included updated audited consolidated financial statements of the Company for the three years ended December 31, 2011.  The Company promptly filed Amendment No. 1 following the filing of this 8-K.

A123 Systems, Inc., page 4

2.                                       Please expand your prospectus summary to discuss your recent financing transactions, including the “additional sale option” arrangement described in your prospectus supplement fled on January 20, 2012.  Please explain the impact of these transactions on your ability to obtain additional financing and the terms on which you may be able to obtain such financing.

Response:

The Company has revised the Registration Statement in response to the Staff’s comments.  Please see pages 4-6 of the Registration Statement.

* * *

In connection with this response, A123 hereby acknowledges to you that:

•                                          A123 is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (617) 778-5745 or Susan Mazur of Latham & Watkins LLP at (781) 434-6612 with any questions concerning this letter.  Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Eric J. Pyenson

Eric J. Pyenson

cc (via facsimile):  Susan L. Mazur, Esq., Latham & Watkins LLP, fax: (781) 434-6601